Exhibit 2

Media release

21 September 2004

Westpac sells assets and liabilities of Niue branch to Bank of South Pacific

Westpac Banking Corporation today announced agreement had been reached with the Bank of South Pacific for the sale of the assets and liabilities of Westpac’s Niue branch.

Westpac Chief Executive Pacific Banking, Mr Alan Walter, said: “Following discussions with the Bank of South Pacific earlier this year, we are pleased to have reached an agreement for the sale of the assets and liabilities of Westpac’s Niue branch.

“Westpac was concerned to ensure that the banking needs of the community were met and that any new owner was committed to providing ongoing face-to-face banking in Niue.  Bank of South Pacific will enter into a Memorandum of Understanding with the Government of Niue and is committed to providing the people of Niue with ongoing face-to-face banking services with local faces.”

The Bank of South Pacific has agreed to offer jobs to five local staff, and Westpac and Bank of South Pacific expect disruption to customer service to be kept at a minimum.

Westpac remains committed to maintaining its Pacific Banking operations throughout the Cook Islands, Fiji, Samoa, Solomon Islands, Kingdom of Tonga, Vanuatu and Papua New Guinea, employing over 1,000 staff and providing banking services to over 200,000 customers.

Completion of the sale is expected by 1 October 2004.

Ends.

For Further Information

David Lording	Julia Quinn
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
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